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Exhibit 12.1

Statement Re:
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2004
Income (loss) before provision (benefit) for income taxes, equity in net loss of unconsolidated affiliate and cumulative effect of change in accounting principle	$(17,553)	$(9,661)	$5,247	$(106,813)	$(113,381)	$(114,851)
Fixed charges	220	204	4,865	9,392	12,061	10,383

Income (loss) as adjusted	$(17,333)	$(9,457)	$10,112	$(97,421)	$(101,320)	$(104,468)

Fixed charges:
Interest expense	$8	$3	$3	$4,615	$11,777	$10,090
Interest portion of rent expense	212	201	201	250	284	293

Total fixed charges	$220	$204	$204	$4,865	$12,061	$10,383

Deficiency of earnings available to cover fixed charges	$(17,553)	$(9,661)	$—	$(106,813)	$(113,381)	$(114,851)
Ratio of earnings to fixed changes	—	—	2.08	—	—	—

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Statement Re: Computation of Ratio of Earnings to Fixed Charges (Dollars in thousands)